UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission File No. 000-51305
HERITAGEBANK OF THE SOUTH
401(K) PLAN
(Full title of the plan)
HERITAGE FINANCIAL GROUP
(Name of issuer of the securities held pursuant to the plan)
721 North Westover Boulevard
Albany, Georgia 31707
(Address of the plan and address of issuer’s principal executive offices)

HERITAGEBANK OF THE SOUTH
401(K) PLAN
FINANCIAL REPORT
DECEMBER 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
HeritageBank of the South 401(k) Plan
          We have audited the accompanying statements of net assets available for benefits of HeritageBank of the South 401(k) Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HeritageBank of the South 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
          Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ MAULDIN & JENKINS, LLC
Albany, Georgia
June 24, 2009

HERITAGEBANK OF THE SOUTH
401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS
Investments:
Mutual funds and collective trusts, at fair value	$1,513,112	$1,889,757
Investments in sponsor’s parent company common stock, at fair value	592,029	689,415
Loans to participants	4,674	6,675
Cash and cash equivalents	47,313	63,636

	2,157,128	2,649,483

Receivables:
Employer contributions	2,257	1,145

	2,257	1,145

Total assets	2,159,385	2,650,628

LIABILITIES
Other liabilities	17,051	23,986

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,142,334	2,626,642

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contract	53,377	81

NET ASSETS AVAILABLE FOR BENEFITS AT CONTRACT VALUE	$2,195,711	$2,626,723

See Notes to Financial Statements.

HERITAGEBANK OF THE SOUTH
401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

Additions (reductions) to net assets attributed to:
Investment income (loss)
Net depreciation in fair value of investments (Note 4)	$(794,034)
Interest and dividends	54,654

(739,380)

Employer contributions	101,587
Participant contributions	393,230

494,817

Total additions and investment (loss)	(244,563)

Deductions from net assets attributed to:
Benefits paid to participants	176,246
Administrative expenses	10,203

186,449

Net decrease	(431,012)

Net assets available for benefits:
Beginning of year	2,626,723

End of year	$2,195,711

See Notes to Financial Statements.

HERITAGEBANK OF THE SOUTH
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1. PLAN DESCRIPTION
Effective January 1, 2006, the Heritage Bank of the South Employees’ Savings & Profit Sharing Plan and Trust adopted a new non-standardized form of a prototype plan and changed the name of the Plan to HeritageBank of the South 401k Plan (the Plan). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established for the benefit of the employees of Heritage Bank of the South (the Bank). The Bank is a wholly-owned subsidiary of Heritage Financial Group (the Company). The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC) and similar state tax laws. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility
Employees are eligible to make 401(k) deferrals upon the latter of their hire date or the date that they attain age 21. In order to be eligible to receive employer matching contributions, employees must have attained age 21 and completed a year of service, as defined in the Plan. After completion of these requirements, an employee becomes eligible to share in employer matching contributions as of the January 1 or July 1 following or coinciding with attainment of these requirements.
Contributions
Each year, participants may make salary deferral contributions in any percentage from 1% to 75% of pretax annual compensation, as defined in the Plan. The Bank makes a discretionary matching contribution of 50% of participants’ deferrals up to 4% of the participants’ compensation. In addition, the Bank may also make discretionary profit sharing Plan contributions. Participants may roll over amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions to selected investments as made available and determined by the Plan Administrator. The Plan currently offers fourteen mutual fund options, a stable value common/collective trust, and the common stock of the sponsor’s parent company as investment options. Participants may change their investment options any time throughout the year via password protected internet access.
Participant accounts
Each participant’s account is credited with the participant’s contribution and the Bank’s matching contribution. Plan earnings are allocated based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Voting rights
All voting rights on shares of the Company common stock held in the Plan shall be exercised by the trustee as directed by each participant for the stock is held. The trustee votes unvoted shares at its discretion.

NOTES TO FINANCIAL STATEMENTS
NOTE 1. PLAN DESCRIPTION (Continued)
Vesting
Participants are immediately vested in their salary deferral contributions plus actual earnings thereon. The portion of the participants’ accounts attributable to the Bank’s matching and discretionary contributions become 20% vested after one year of credited service as defined and continues to vest at the rate of 20% for each successive year of service until 100% vested after five years of service.
Loans to participants
Prior to July 1, 2006, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 of 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates comparable to rates then in effect at a major banking institution. Loan terms range from one to five years, or longer for the purchase of a primary residence. Principal and interest are paid ratably through monthly payroll deductions. The Plan adopted new prototype plan provisions as of January 1, 2006 which do not provide for participant loans. The loans originated prior to this date will continue under original terms.
Forfeitures
At December 31, 2008 and 2007, forfeited nonvested accounts totaled $845 and $1,064, respectively. The forfeited nonvested accounts will be used to reduce employer-matching contributions and to cover costs of administration of the Plan. Any excess forfeitures shall be allocated to remaining participants’ accounts.
Payment of benefits
Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum payment amount equal to the value of the participant’s vested interest in his or her account, or installment payments no less frequent than annually. Withdrawals prior to termination of service are permitted under certain circumstances as defined by the Plan.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
The Plan’s significant accounting policies are as follows:
Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.
Use of estimates
The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Benefit responsive investment contracts
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investments Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007 present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment valuation and income recognition
Investments in loans to participants are reported at cost which approximates fair value. The common stock of the Company is valued at fair value, as determined by quoted market prices. Investments in common/collective trust funds (“funds”) are stated at estimated fair values, which have been determined by the bank sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the fund at year end.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date.
Payment of benefits
Benefits are recorded when paid.
Recent accounting pronouncements
In September 2006 the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements. FASB previously concluded in such accounting pronouncements that fair value is the relevant measurement attribute. The Plan adopted the provisions of SFAS No. 157 on January 1, 2008.

NOTES TO FINANCIAL STATEMENTS
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Recent accounting pronouncements (Continued)
In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. As of January 1, 2009, the Plan has adopted the fair value measurement for all non-financial assets and non-financial liabilities.
In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FASB Staff Position provides additional guidance for estimating fair value in accordance with SFAS No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. This FASB Staff Position is effective for interim and annual reporting periods ending after June 15, 2009 with early adoption being permitted for periods ending after March 15, 2009 and shall be applied prospectively. The Plan does not anticipate the new accounting principle to have a material effect on its financial position or results of operations.
In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This FASB Staff Position amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements and does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This FASB Staff Position is effective for interim and annual reporting periods ending after June 15, 2009 with early adoption being permitted for periods ending after March 15, 2009. The Plan does not anticipate the new accounting principle to have a material effect on its financial position or results of operations.
Risks and uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS
NOTE 3. ADMINISTRATIVE EXPENSES
Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Bank. Certain brokerage and processing expenses are paid to the trustee and recordkeeper from the Plan.
NOTE 4. INVESTMENTS
The fair value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

Fair Value
2008:
Mutual Funds — Equity
Columbia Funds ACORN Fund CL A	$125,688
American AFS Fundamental Investors R 2	165,348
American FDS Growth FD AMERI CL R 2	171,158
American Europacific Growth Fund R 2	120,638
Putnam Asset Allocation Balanced Portfolio	124,118
Collective Trust Funds
MetLife Stable Value	419,527
Heritage Financial Group common stock, 65,781 shares	592,029

2007:
Mutual Funds — Equity
Columbia Funds ACORN Fund CL A	$255,932
American AFS Fundamental Investors R 2	267,618
American FDS Growth FD AMERI CL R 2	251,767
John Hancock Classic Value	159,357
American Europacific Growth Fund R 2	179,266
Putnam Asset Allocation Balanced Portfolio	141,938
Collective Trust Funds
MetLife Stable Value	294,087
Heritage Financial Group common stock, 61,372 shares	689,415

NOTES TO FINANCIAL STATEMENTS
NOTE 4. INVESTMENTS (Continued)
During the year ended December 31, 2008, the Plan’s investments depreciated in fair value as follows:

Fair value as determined by quoted market value:
Collective trust funds and mutual funds	$(650,693)
Heritage Financial Group common stock	(143,341)

$(794,034)

NOTE 5. FAIR VALUE MEASUREMENTS
FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:
Level 1 —	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 —	Inputs to the valuation methodology include
•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 —	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTES TO FINANCIAL STATEMENTS
NOTE 5. FAIR VALUE MEASUREMENTS (Continued)
Following is a description of the valuation methodologies used for assets measured at fair value.
Common stocks: Valued at the closing price reported on the active market on which the individual security is traded.
Mutual funds and collective trusts: Valued at the net asset value (NAV) of shares held by the plan at year end for mutual funds and the estimated fair value as determined by the bank sponsoring the trust for collective trusts.
Participant loans: Valued at amortized cost, which approximates fair value.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Cash and money market funds	$47,313	$—	$—	$47,313
Common stocks	592,029	—	—	592,029
Mutual funds	1,093,585	—	—	1,093,585
Common trust	—	419,527	—	419,527
Participant loans	—	—	4,674	4,674

Total assets at fair value	$1,732,927	$419,527	$4,674	$2,175,128

Level 3 Gains and Losses:
The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant
Loans
Balance, beginning of year	$6,675
Purchases, sales, issuances and settlements (net)	(2,001)

Balance, end of year	$4,674

NOTES TO FINANCIAL STATEMENTS
NOTE 6. RELATED PARTY TRANSACTIONS
Recordkeeping fees in the amount of $10,203 were paid to Daily Access during the year ended December 31, 2008. Additionally, at December 31, 2008 and 2007, the Plan had participant directed investments of $592,029 and $689,415, respectively, in the Plan Sponsor’s parent company common stock. Dividends received by the Plan on the Plan Sponsor’s parent company stock were $17,458 in 2008.
NOTE 7. PLAN TERMINATION
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their entire account.
NOTE 8. TAX STATUS
Effective January 1, 2006 the Plan adopted a non-standardized form of a prototype plan sponsored by Wright Retirement Services, LLC. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by the Plan. The Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

HERITAGEBANK OF THE SOUTH
401(K) PLAN
SUPPLEMENTARY INFORMATION
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

	Description of Investment
	Including Maturity Date,
	Rate of Interest, Collateral	Cost of		Current
	Par or Maturity Value	Acquisition		Value
Mutual Funds — Equity
American Funds AM Cap R 2	Mutual Fund (3,769.963 units)	$	**	$43,989
Columbia Acorn — A	Mutual Fund (7,298.974 units)		**	125,688
Davis Real Estate — A	Mutual Fund (1,342.354 units)		**	20,524
American EuroPacific R-2	Mutual Fund (4,409.281 units)		**	120,638
American Fundamental Investors R 2	Mutual Fund (6,643.169 units)		**	165,348
American Growth R 2	Mutual Fund (8,536.581 units)		**	171,158
John Hancock Classic Value — A	Mutual Fund (7,619.546 units)		**	81,377
Putnam Asset Allocation Conservative — A	Mutual Fund (2,117.458 units)		**	14,991
Putnam Asset Allocation Growth R	Mutual Fund (7,652.052 units)		**	64,048
Putnam Asset Allocation Balance	Mutual Fund (15,871.822 units)		**	124,118
Seligman Global Emerging Markets Fund	Mutual Fund (4,176.826 units)		**	27,274
Mutual Funds — Fixed Income
American High Income Trust R 2	Mutual Fund (2,693.755 units)		**	21,065
American Bond Fund of America R 2	Mutual Fund (9,666.541 units)		**	104,012
Government Bond Fund	Mutual Fund (1,655.738 units)		**	9,355
Collective Trust Fund
MetLife GIC 25053	Common/Collective Trust (3,670.188 units)		**	419,527

Total Investments at fair value			**	1,513,112

PLAN SPONSOR’S PARENT COMPANY COMMON STOCK
*Heritage Financial Group	Common Stock (65,781 shares)		**	592,029

LOANS
Loan Fund	7.00% - 8.00%		**	4,674

CASH AND CASH EQUIVALENTS			**	47,313

		$	**	$2,157,128

*	Represents a party-in-interest

**	Cost information not included as investments are participant directed

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.
HERITAGEBANK OF THE SOUTH
401(k) PLAN

By: /s/	T. Heath Fountain T. Heath Fountain
Chief Financial Officer
Date: June 29, 2009